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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2011

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

Unit 170 – 4320 Viking Way, Richmond, BC Canada V6V 2L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1.	February 4, 2011 News Release – ALDA Enters into Non-Binding Term Sheet to Purchase Manufacturing Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: February 4, 2011

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

NEWS RELEASE

APH:TSX-V,

APCSF:OTCQB

___________________________________________________________________________________________________________

ALDA ENTERS INTO NON-BINDING TERM SHEET TO PURCHASE MANUFACTURING COMPANY

___________________________________________________________________________________________________________

February 4, 2011 - Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V) (the “Company” or “ALDA”) announces the signing of a non-binding  term sheet (the “Term Sheet”) to purchase substantially all of the assets and undertakings of Seavan Health & Beauty Partnership (“SHBP”) which is operating a manufacturing facility in Vancouver, British Columbia with approvals to sell pharmaceutical, nutritional and personal care products  in Canada and the USA.  The proposed acquisition provides ALDA with the direct ability to manufacture its own T36® products, to continue the manufacture of SHBP’s own related product lines, which it will retain, and the capacity for future expansion.

Pursuant to the Term Sheet, ALDA will pay $1 Million in cash and, subject to applicable securities laws and the policies of the TSX Venture Exchange, issue 3,000,000 common shares (subject to adjustment based on the average trading price of ALDA’s shares prior to closing).

Dr. Terrance Owen, President & CEO states, “On completion of this acquisition, the Company attains a long-standing goal of controlling the manufacturing of T36® products, increases its revenue stream and allows management to focus its energies on the therapeutic applications of the T36® technology. It will also be beneficial for ALDA to have its own approved facility for manufacturing products required for anticipated clinical trials of T36® infection-control therapeutics”.

The Term Sheet is non-binding and contains a list of key terms and conditions precedent for the establishment of commercial arrangements between the parties. Definitive agreements will be negotiated and prepared after further due diligence, anticipated to be completed by March 11, 2011, is conducted by the Company. Completion may occur any time up August 8, 2011 and is subject to a number of conditions, including but not limited to, execution and delivery of all requisite definitive agreements by the respective parties thereto;  applicable regulatory approvals and/or acceptance; and, if applicable, requisite director and shareholder approval.  There can be no assurance that the proposed acquisition will be completed as proposed or at all.

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH and on the OTCQB under the symbol APCSF. The Company was the Official Supplier to the Vancouver 2010 Olympic Winter Games and the Vancouver 2010 Paralympic Winter Games and is the Official Supplier to the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for antiseptic hand sanitizer, disinfectant and disinfectant cleaning products. The Company was also selected as one of the TSX Venture 50 companies in the Technology and Life Sciences sector for 2010.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Investor Relations

Scott Young

604-377-5781

604-521-8300 Ext 203

scott_young@aldacorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp. Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4 Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com